                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13D

              Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                           Nobel Insurance Limited
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  654885102
                     ------------------------------------
                                (CUSIP Number)

                            Joseph D. Lehrer, Esq.
           10 South Broadway, Suite 2000, St. Louis, Missouri 63102
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                   12/4/96
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                              Page 1 of 9 Pages

CUSIP NO.   654885102              13D           PAGE  2   OF   9     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TSI Management, Inc.  (FEIN: 91-1618503)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /  /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


        WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Deleware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            245,642
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        245,642
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


                 ---------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       252,642
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.49%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                    READ INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 654885102                                                 Page 3 of 9


ITEM 1.  Security and Issuer.

       (a)     Title and Class of Security:

               Nobel Insurance Limited (the "Issuer")
               Shares of Common Stock, $1.00 Par Value (the "Shares")

       (b)     Name of Issuer and Address of Issuer's Principal Executive
               Offices:

               Nobel Insurance Limited
               8001 LBJ Freeway, Suite 300
               Dallas, Texas 75251-1301

ITEM 2.  Identity and Background.

       TSI Management, Inc. (the "Reporting Person")

               State of Organization:            Nevada.

               Principal Business:               Investments.

               Address:                          1801 16th Ave. SW
                                                 Seattle, WA 98134

               Directors:                        Brent D. Baird; Patrick W.E. Hodgson; John D. Weil

               Executive Officers:               Patrick W.E. Hodgson        - Chairman & Chief Executive Officer

                                                 Michael G. Marsh            - Secretary & General Counsel

                                                 Stephen G. Welch            - Vice President & Chief Operating Officer

               (d)      No.
               (e)      No.

CUSIP NO. 654885102                                                  Page 4 of 9


Information on Individual Directors, Executive Officers and Controlling Persons pursuant to Instruction C:

       (a)     Brent D. Baird.
       (b)     1350 One M&T Plaza, Buffalo, New York 14203.
       (c)     Private Investor.
       (d)     No.
       (e)     No.
       (f)     U.S.A.

       (a)     Patrick W.E. Hodgson.
       (b)     60 Bedford Road, Toronto, Ontario, Canada, M5R 2K2.
       (c)     Chairman and Chief Executive Officer of Reporting Person.
       (d)     No.
       (e)     No.
       (f)     Canada.

       (a)     John D. Weil.
       (b)     200 North Broadway, Suite 825, St. Louis, Missouri 63102.
       (c) President of Clayton Management Company (private investment management company), 200 North Broadway, Suite 825, St. Louis, Missouri 63102.
       (d)     No.
       (e)     No.
       (f)     U.S.A.

       (a)     Michael G. Marsh.
       (b)     1801 16th Ave. SW, Seattle, Washington 98134.
       (c)     Secretary and General Counsel of Reporting Person.
       (d)     No.
       (e)     No.
       (f)     U.S.A.

       (a)     Stephen G. Welch.
       (b)     1801 16th Ave. SW, Seattle, Washington 98134.
       (c)     Vice President and Chief Operating Officer of Reporting Person.
       (d)     No.
       (e)     No.
       (f)     U.S.A.

ITEM 3. Source and Amount of Funds or Other Consideration.

       Source of funds used for purchases by the Reporting Person was working capital of such organization. The total amount paid for the Shares by the Reporting Person was approximately $2,886,716, which does not include brokerage commissions.

CUSIP NO. 654885102                                                 Page 5 of 9


ITEM 4.  Purpose of the Transaction.

       The Reporting Person purchased the Stock of the Issuer for general investment purposes. The Reporting Person may acquire additional shares of the Stock of the Issuer, based upon its investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The Reporting Person has no present plans or proposals which relate to or would result in:

       (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

       (d) any material change in the present capitalization or dividend policy of the Issuer;

       (e) any other material change in the Issuer's business or corporate structure;

       (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

       (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

       (i)     any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

       (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 252,642 shares of the Issuer in the manner hereinafter described:

CUSIP NO. 654885102                                                  Page 6 of 9


                                                                                               Percentage of
                                         Relationship to                            Number      Outstanding
       Shares Held in Name of            Reporting Person                         of Shares     Securities
       ----------------------            ----------------                         ---------     ----------
 TSI Management, Inc.                   Reporting Person                           245,642        5.34%

 Trubee, Collins & Co. Retirement       Brent D. Baird is a Director of
 Fund F.B.O. Brent D. Baird             the Reporting Person                         5,000         .11%

 Cinnamon Investments Ltd.              Corporation Controlled by Patrick
                                        W.E. Hodgson, Director, Chairman &
                                        CEO of the Reporting Person
                                                                                     2,000         .04%
                                                                                     -----         ----

                                                      TOTALS                       252,642        5.49%
                                                                                   =======        =====

    The foregoing percentages assume that the Issuer has 4,598,000 Shares outstanding.

    AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THE BENEFICIAL OWNER THE SECURITIES COVERED BY THIS STATEMENT.

    (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

    (c)

                                                                                    Net
                                                                                  Price
                                                                     Number of      Per        Transaction
             Purchase in the Name of                   Date           Shares      Share        Made Through
             -----------------------                   ----           ------     -------       ------------
              TSI Management, Inc.                    6/25/96          4,000      11.3750      Montag & Joselson

              TSI Management, Inc.                    6/27/96          2,000      11.3750      Montag & Joselson

              TSI Management, Inc.                     7/3/96            500      11.3750      Montag & Joselson

              TSI Management, Inc.                     7/5/96          6,000      11.3750      Montag & Joselson

              TSI Management, Inc.                    7/15/96          1,000      11.2500      Montag & Joselson

              TSI Management, Inc.                    7/16/96         11,000      11.2500      Montag & Joselson


CUSIP NO. 654885102


              TSI Management, Inc.                    7/17/96          3,000      11.0000   Montag & Joselson

              TSI Management, Inc.                    7/18/96          2,000      11.0000   Montag & Joselson

              TSI Management, Inc.                    7/24/96          3,000      11.0000   Montag & Joselson

              TSI Management, Inc.                    7/25/96          4,000      11.0000   Montag & Joselson

              TSI Management, Inc.                    7/31/96          9,000      11.0000   Montag & Joselson

              TSI Management, Inc.                    8/19/96         14,125      12.0000   Montag & Joselson

              TSI Management, Inc.                    8/19/96          1,000      12.3750   Montag & Joselson

              TSI Management, Inc.                    8/28/96         16,000      12.1602   Montag & Joselson

              TSI Management, Inc.                     9/3/96          9,000      11.9722   Montag & Joselson

              TSI Management, Inc.                     9/5/96         10,000      11.7750   Montag & Joselson

              TSI Management, Inc.                     9/6/96          2,500      11.6250   Montag & Joselson

              TSI Management, Inc.                     9/9/96          3,000      11.6250   Montag & Joselson

              TSI Management, Inc.                    9/10/96          9,000      11.5000   Montag & Joselson

              TSI Management, Inc.                    9/12/96          5,500      11.5000   Montag & Joselson

              TSI Management, Inc.                    9/13/96          7,200      11.3750   Montag & Joselson

              TSI Management, Inc.                    9/16/96          3,125      11.3750   Montag & Joselson

              TSI Management, Inc.                    9/17/96          5,500      11.2500   Montag & Joselson

              TSI Management, Inc.                    9/19/96            742      11.3750   Montag & Joselson

              TSI Management, Inc.                    9/24/96          3,050      11.3750   Montag & Joselson

              TSI Management, Inc.                    9/27/96          4,000      11.3750   Montag & Joselson

              TSI Management, Inc.                    10/1/96          1,000      11.2500   Montag & Joselson

              TSI Management, Inc.                    10/9/96          3,100      11.2500   Montag & Joselson

              TSI Management, Inc.                   10/16/96          5,000      12.0000   Montag & Joselson

              TSI Management, Inc.                   10/22/96            700      11.8750   Montag & Joselson

              TSI Management, Inc.                   10/28/96            500      12.2500   Montag & Joselson

              TSI Management, Inc.                   10/30/96          9,000      12.2500   Montag & Joselson

              TSI Management, Inc.                   10/31/96          1,200      12.2500   Montag & Joselson

              TSI Management, Inc.                    11/5/96          1,000      12.1250   Montag & Joselson

              TSI Management, Inc.                    11/8/96          5,100      12.0000   Montag & Joselson

              TSI Management, Inc.                   11/11/96          3,000      12.1250   Montag & Joselson


CUSIP NO. 654885102

              TSI Management, Inc.                   11/11/96            500      12.0000   Montag & Joselson

              TSI Management, Inc.                   11/15/96          6,100      12.0000   Montag & Joselson

              TSI Management, Inc.                   11/18/96          2,000      12.0000   Montag & Joselson

              TSI Management, Inc.                   11/26/96         15,300      12.1225   Montag & Joselson

              TSI Management, Inc.                   11/27/96          3,500      12.0000   Montag & Joselson

              TSI Management, Inc.                    12/2/96          7,500      12.0833   Montag & Joselson

              TSI Management, Inc.                    12/3/96          5,900      12.1059   Montag & Joselson

              TSI Management, Inc.                    12/4/96         21,300      12.0293   Montag & Joselson

              TSI Management, Inc.                    12/5/96          5,000      12.1250   Montag & Joselson

              TSI Management, Inc.                    12/6/96          4,700      11.8032   Montag & Joselson

              TSI Management, Inc.                    12/9/96          5,000      11.8125   Montag & Joselson

       (d)    Not applicable.

       (e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       None.

ITEM 7.  Material to be Filed as Exhibits.

       None.

CUSIP NO. 654885102                                               Page 9 of 9



                                   SIGNATURES

    After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              /s/ Patrick W.E. Hodgson
                                              ---------------------------------
                                              Patrick W.E. Hodgson
                                              Chairman & Chief Executive Officer

                                              December 13, 1996